



05038735

RECEIVED
MAR - 1 2005
WASH... ...TION

) EXCHANGE COMMISSION
TON, D.C. 20549

$\mathcal{L}$ 3 -15

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-20052

REPORT FOR THE PERIOD BEGINNING   <u>1/1/2004</u>   AND ENDING   <u>12/31/2004</u>
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Church, Gregory, Adams Securities Corporation

OFFICIAL USE ONLY
————

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

605 Clairmont Road

Decatur	**Georgia**	**30030-1837**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Bruce Church   **(404) 378-4515**
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report *)
(Name ... if individual, state last, first, middle name)

MAR 2 3 2005

THOMSON
FINANCIAL

Jones and Kolb

Ten Piedmont Center, Suite 100	**Atlanta**	**GA**	**30305**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an
independent public accountant must be supported by a statement of facts and circumstances relied on at the
bureau of the exemption. See section 240.17a-5(e)(2).

Financial Statement Presentation and Classification

Oath or Affirmation

I, **D. Bruce Church** _____ swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Church, Gregory, Adams Securities Corporation**_____ , as of _____**12/31/04**_____ are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, ir director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____
                                     Signature

                              President

_____
                                        Title

Subscribed and sworn to before me this
_____ day of _____ ,
_____

_____
Notary Public

My Commission Expires:
Dec 7, 2007

This report* contains (check all applicable boxes)

- ☑ (a) Facing page.
- ☑ (b) Statement of financial condition.
- ☑ (c) Statement of income (loss).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☑ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☑ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☑ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☑ (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- ☑ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.
- ☑ (p) Schedule of segregation requirements and funds in segregation -- customers' regulated commodity futures account pursuant to Rule 171-5.

_____

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).
Note: Various exchanges may require an additional letter of attestation.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

                                                                                 PAGE

INDEPENDENT ACCOUNTANTS' REPORT

BALANCE SHEET   1

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY   2

STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)   3

STATEMENT OF CASH FLOWS   4

NOTES TO FINANCIAL STATEMENTS   5-6

COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)   7

RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934)   8

COMPUTATION OF AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)   9

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5   10-11

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

We have audited the accompanying balance sheet of Church, Gregory, Adams Securities
Corporation as of December 31, 2004, and the related statements of income (loss) and
comprehensive income (loss), changes in shareholder's equity and cash flows for the year then
ended. These financial statements are the responsibility of the Corporation's management. Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those
standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining,
on a test basis, evidence supporting the amounts and disclosures in the financial statements. An
audit also includes assessing the accounting principles used and significant estimates made by
management, as well as evaluating the overall financial statement presentation. We believe that
our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects,
the financial position of Church, Gregory, Adams Securities Corporation at December 31, 2004,
and the results of its operations and its cash flows for the year then ended, in conformity with
U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements,
taken as a whole. The information contained on pages 7 through 9 is presented for the purpose of
additional analysis and is not a required part of the basic financial statements, but is
supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.
Further, we have determined that Church, Gregory, Adams Securities Corporation, for the year
ended December 31, 2004, was in compliance with the exemptive provisions of Rule 15c3-
3(k)(2)(i) and (ii) in that it held no funds or securities for, carried no margin accounts for, or
owed no money or securities to its customers. Church, Gregory, Adams Securities Corporation
clears all transactions with and for customers on a fully disclosed basis with a clearing member

which carries all customer accounts and maintains and preserves all books and records pertaining thereto. We have also determined that at December 31, 2004, the Company had no liabilities subordinated to the claims of creditors. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

February 10, 2005

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS

Cash and cash equivalents (including		
$41,419 in money market funds)	$	57,202
Accounts receivable - broker		74
Total current assets		57,276

PROPERTY

Property	8,784
Less accumulated depreciation	8,784
Total property	

OTHER ASSET

Marketable securities, at market		96,246
Total assets	$	153,522

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Commission payable	$	11,500

SHAREHOLDER'S EQUITY

Common stock - authorized 50,000		
shares at $1 par value, 19,800		
shares issued and outstanding		19,800
Retained earnings		131,454
Accumulated other comprehensive income (loss)		(9,232)
Total shareholder's equity		142,022
Total liabilities and shareholder's equity	$	153,522

The accompanying notes to financial statements
are an integral part of this statement.

1

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Shares	Amount	Retained Earnings	Accumulated Other Com-prehensive Income (loss)	Total
BALANCE					
January 1, 2004	19,800	$ 19,800	$ 130,891	$ (113)	$ 150,578
COMPREHENSIVE INCOME (LOSS)					
Net income (loss)			563		563
Other comprehensive income (loss):					
Unrealized gains (losses) on					
securities				(9,119)	(9,119)
BALANCE					
December 31, 2004	19,800	$ 19,800	$ 131,454	$ (9,232)	$ 142,022

The accompanying notes to financial statements
are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES

Commission and advisory income	$	121,840
Interest and dividend income		1,492
Total revenues		123,332

COSTS AND EXPENSES

Commissions	99,800
Office expenses	12,888
Telephone	3,535
Professional and regulatory fees	6,546
Total costs and expenses	122,769

NET INCOME (LOSS) 563

OTHER COMPREHENSIVE INCOME (LOSS)

Unrealized loss on marketable securities	(9,119)

NET COMPREHENSIVE INCOME (LOSS)	$	(8,556)

The accompanying notes to financial statements
are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES

Net comprehensive income (loss)	$	(8,556)
ADJUSTMENTS TO RECONCILE NET COMPREHENSIVE INCOME TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:		
(Increase) decrease in accounts receivable		(63)
Increase (decrease) in accrued commissions		4,800
Unrealized (gain) loss on marketable securities		9,119
Total adjustments		13,856
Net cash provided by (used in) operating activities		5,300

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS 5,300

CASH AND CASH EQUIVALENTS
Beginning of year 51,902

CASH AND CASH EQUIVALENTS
End of year $ 57,202

The accompanying notes to financial statements
are an integral part of this statement.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Church, Gregory, Adams Securities Corporation (the "Company") was formed on October 8, 1975 primarily for the purpose of qualifying and operating as a broker-dealer of limited partnership interests in real estate partnerships and other securities. The Company has registered with the Securities and Exchange Commission and various states' securities commissions. Pursuant to this registration, the Company must maintain minimum net capital of $50,000 and is not authorized to hold securities or funds for customers.

B. Property acquired since December 31, 1980 is recorded at cost and was depreciated over a five year estimated useful life using accelerated methods. Property acquired prior to December 31, 1980 was depreciated over a ten year estimated useful life using the straight-line method.

C. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which uses the liability method of accounting for income taxes. The liability method provides that deferred tax assets and liabilities are determined based on the difference between the tax bases of the assets and liabilities and their carrying amounts for financial statement purposes. Deferred tax expense or benefit represents the net change in deferred tax assets and liabilities during the year.

D. For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any other highly liquid instruments with a maturity date of three months or less.

E. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED PARTY TRANSACTIONS

The Company occupies office space which is owned by an affiliate and has an agreement with the affiliate whereby it reimburses overhead expenses to the affiliate on a discretionary pro rata basis. During 2004, the Company did not reimburse expenses to the affiliate.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

3. MARKETABLE SECURITIES

The Company invests in corporate stocks. At December 31, 2004, these securities were classified as available for sale securities and are reported at fair value, with the unrealized gains and losses included in other comprehensive income (loss). Costs are determined on an actual cost per share basis for determining realized gains or losses. At December 31, 2004, these securities had a fair value of $96,246, a cost of $105,478 and an unrealized loss of $9,232.

4. INCOME TAXES

The Company's tax returns are filed using the cash basis of accounting whereas the financial statements are prepared using the accrual basis. Additionally, marketable securities are valued at fair market value for financial statement purposes and are carried at historical costs for income tax purposes.

No deferred income tax provision has been recorded since there is no material difference between the cash basis and accrual basis of accounting or the basis of marketable securities for financial reporting and tax reporting purposes.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2004

Total shareholder's equity from balance sheet	$	142,022
Net capital before haircuts		142,022
[1]Less haircuts		15,265
[2]Undue concentration		1,403
Net capital	$	125,354

[1]Money market ($41,419 x 2%)	$	828
Marketable securities ($96,246 x 15%)		14,437
Total	$	15,265
[2]Undue concentration -		
Marketable securities	$	96,246
FMV over 500 shares		86,890
Excess of FMV over 500 shares		9,356
	x	15%
Undue concentration haircut amount	$	1,403

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934)
DECEMBER 31, 2004

	Reported In Unaudited Part II A FOCUS Report	Difference	Reported In Audited Financial Statement
Total shareholder's equity from balance sheet	$ 142,022	$ -	$ 142,022
Haircuts	(16,668)	-	(16,668)
Net capital	$ 125,354	$ -	$ 125,354

DIFFERENCES:

There were no differences between net capital as reported in unaudited Part II A FOCUS Report and net capital reported in the audited financial statements.

See Independent Accountants' Report.

CHURCH, GREGORY, ADAMS SECURITIES CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS
AND BASIC NET CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the
Securities Exchange Act of 1934)
DECEMBER 31, 2004

Aggregate indebtedness $\underline{\$\quad 11,500}$

Basic net capital requirement

Minimum net capital requirement $\$\quad 50,000$

Net capital $\underline{\quad 125,354}$

Excess net capital $\underline{\$\quad 75,354}$

Percentage of aggregate indebtedness to
net capital $\underline{\quad 9.17}\%$

See Independent Accountants' Report.

Jones and Kolb
Certified Public Accountants
Atlanta, Georgia

INDEPENDENT ACCOUNTANTS' REPORT
ON INTERNAL CONTROL STRUCTURE REQUIRED
BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Church, Gregory, Adams Securities Corporation
Atlanta, Georgia

In planning and performing our audit of the financial statements of Church, Gregory, Adams Securities Corporation for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets

for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the fiscal year ended December 31, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy of such purposes. Based on this understanding and on our consideration of the internal control structure, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Jones and Kolb

February 10, 2005